Exhibit 99.1

Registration with the Securities and Exchange Commission of Brazil Grand Cayman, Cayman Islands, August 11, 2022. Inter & Co. Inc. (Nasdaq: INTR; B3: INBR31) (“Inter&Co”) announces that the securities and exchange commission of Brazil, Comissão Brasileira de Valores Mobiliários (“CVM”), has approved the registration of Inter&Co as a foreign issuer under category “A”. Such registration enhances the governance and disclosure rules applicable to Inter&Co as it is now subject to compliance with the appropriate regulation of CVM. Additional information may be obtained from Inter&Co’s Investor Relations Department, e-mail address ri@bancointer.com.br, or on Inter&Co’s website (https://ri.bancointer.com.br/en/). SANTIAGO HORACIO STEL Investor Relations Officer of Inter&Co